FILE No.
82-4221


**Okalla Corp.**
**Suite 4303-9th Street SE**
**Calgary, AB T2G 3C8**
**PHONE: 1-403-537-9940**


06016374

August 21, 2006

United States Securities & Exchange Commission
Washington, D.C 20549
U.S.A.

**SUPPL**

Dear Sirs:

**RE: Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of the latest news release dated August 18, 2006.

Yours truly,

OKALLA CORP.

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
AUG 28 2006
WASH. D.C.
186
PROCESSING
SECTION

[signature]

ANNA CART MELL FOR BARBARA O'NEILL
SECRETARY

Enclosures

Dlw 8/29

# Okalla Corp.

**4303 9th St. SE**
**Calgary, Alberta, T2G 3C8**
**(TSXV – AOK)**

**FILE No. 82-4221**

## Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, August 18, 2006 – Okalla Corp. ("Okalla") has extended the date for entering into a formal agreement with Web Transaction Services Inc. ("WTS") until October 16, 2006 with all basic terms remaining unchanged. The extension is attributable to unexpected delays with the due diligence and finalization of the closing documentation.

WTS, based in Austin Texas, is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

**About Okalla**
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

**Contacts**

| | |
|---|---|
| Website: | www.okalla.com |
| Corporate Information: | www.okalla.com/about |
| Email: | irelation@okalla.com |

**Clyde Beattie, President & CEO**
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

**Gregory Smith, CA, CFO**
Voice: 403-537-9940
Email: greg.smith@okalla.com

# Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)



## Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, August 18, 2006 – Okalla Corp. ("Okalla") has extended the date for entering into a formal agreement with Web Transaction Services Inc. ("WTS") until October 16, 2006 with all basic terms remaining unchanged. The extension is attributable to unexpected delays with the due diligence and finalization of the closing documentation.

WTS, based in Austin Texas, is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

**About Okalla**

Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

**Contacts**

| | |
|---|---|
| Website: | www.okalla.com |
| Corporate Information: | www.okalla.com/about |
| Email: | irelation@okalla.com |

**Clyde Beattie, President & CEO**
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

**or**

**Gregory Smith, CA, CFO**
Voice: 403-537-9940
Email: greg.smith@okalla.com

# Okalla Corp.

**4303 9th St. SE**
**Calgary, Alberta, T2G 3C8**
**(TSXV – AOK)**

**FILE No.**
**82-4221**

## Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, August 18, 2006 – Okalla Corp. ("Okalla") has extended the date for entering into a formal agreement with Web Transaction Services Inc. ("WTS") until October 16, 2006 with all basic terms remaining unchanged. The extension is attributable to unexpected delays with the due diligence and finalization of the closing documentation.

WTS, based in Austin Texas, is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

**About Okalla**

Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

**Contacts**

| | |
|---|---|
| Website: | www.okalla.com |
| Corporate Information: | www.okalla.com/about |
| Email: | irelation@okalla.com |

**Clyde Beattie, President & CEO**
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

**Gregory Smith, CA, CFO**
Voice: 403-537-9940
Email: greg.smith@okalla.com